Mail Stop 4561

March 30, 2007

Mr. R. Stan Puckett
Chairman and Chief Executive Officer
Greene County Bancshares, Inc
100 North Main Street
Greenville, TN 37743-4992

Re: **Green County Bancshares, Inc.**
           Form S-4
           Filed March 19, 2007
           File No. 333-141409

Dear Mr. Puckett:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Outside Front Cover Page of the Prospectus

1. Please revise the first paragraph to eliminate the defined terms for Greene County, Civitas and the merger agreement. It is unlikely that these terms will be misunderstood as used in the forepart of your document.

2. In the first bullet point, please revise item (2) to state the exchange ratio first and any qualifications or formulas later, keeping in mind that the cover page functions

to highlight the most important aspects of the transaction in plain language. Consider disclosing how the exchange ratio might change and the floor and ceiling ratios in a separate bullet.

3. Expand the first bullet point disclosure on the merger consideration to state the implied value of the exchange ratio on the day before announcement of the merger and as of the date of the prospectus.

4. Highlight that shareholders will not know the value of the exchange ratio when they vote by placing this disclosure in its own bullet point or using boldfaced type.

5. State the percentage of stock held by insiders at each company and the percentage of shares that have indicated they will vote in favor of the merger.

Questions and Answers, page iv

6. Revise this section to eliminate the substantial overlap between the Questions and Answers and the Summary. Consider utilizing the Questions and Answers to briefly discuss procedural matters and use the Summary to provide substantive disclosure.

Summary, page 1

7. Reorder the summary to place the items most important to shareholders first and to place like items together. For example, reorder to begin with the disclosure on what Civitas shareholders will receive, fairness opinions, tax consequences and other disclosures on the value of the merger consideration.

8. In the summary of what Civitas shareholders will receive in the merger, begin with the exchange ratio and its implied dollar value, rather than with the cash-out amount which will be unavailable to 70% of the consideration paid. Also, highlight with bold-faced type the paragraph disclosing the implied value as of the date of the prospectus.

What Civitas Shareholders will Receive in the Merger, page 3

9. Revise to specifically identify the index, and state where shareholders can find the updated value of the index, which will be used to compare the value of Green County's shares for the purpose of adjusting the exchange ratio.

<u>Opinion of Financial Advisors, page 4</u>

    10. Remove the disclaimers following the first and second paragraphs of this sub
section. It is inappropriate to include this type of disclosure in the Summary.

<u>Certain Federal Income Tax Consequences, page 4</u>

    11. Revise the title of this sub-section to "Material Federal Income Tax
Consequences."

    12. Remove the disclaimer following this subsection. Such a disclaimer is not
appropriate in the Summary.

<u>Interests of Certain Directors and Officers, page 7</u>

    13. Quantify the compensation payable as a result of the new employment agreements
and any other compensation payable for change in control, executive retirement,
severance or board positions.

<u>Comparison of the Rights of Civitas Shareholders, page 7</u>

    14. Briefly state or graphically illustrate how shareholder rights materially change or
diminish. For example, we note the Greene County's classified board and the anti-
takeover provisions in Greene County's charter and bylaws that will be new limits
on the rights of Civitas shareholders.

<u>Risk Factors</u>
<u>The Combined Company Will Incur Significant Transaction and Merger-Related Costs in
Connection With the Merger, page 8</u>

    15. If the costs of combining or the planned synergies have been quantified, please
disclose the dollar amounts or cross-reference to that disclosure.

<u>Civitas Shareholders Are Not Guaranteed To Receive the Mix of Consideration…, page 9</u>

    16. Briefly state how the cash portion will be allocated if oversubscribed so that
shareholders can better judge how the risk applies to them.

The Market Value of the Greene County Common Stock Received by Civitas…, page 9

17. Revise the heading and first paragraph to reference the gap of time between voting on the merger and completion of the merger. We note disclosure on the time delay does not appear until the fourth paragraph of this risk factor.

18. Streamline this risk factor to provide just enough background information to place the risk in context and to state the necessary risk disclosure succinctly and in plain language. You may provide cross-references to more detailed disclosure on price variations and recommendations to obtain current price information.

Background of the Merger, page 26

19. Expand the disclosure in the fourth paragraph on page 27 to specify the employment-related matters discussed between January 4 and 25, 2007.

20. Also, describe how the exchange ratio was negotiated and determined.

21. Clarify how the December 21, 2006 offer of $10.25 per share became an exchange ratio of .2674 with an implied value of $7.76 based on the price of Greene County stock on January 23, 2007.

22. Expand the sixth paragraph on page 27 to disclose the sticking points between the key employees and Mr. Puckett and how these points were resolved.

23. Expand the last paragraph on page 27 to describe the key aspects of the referenced negotiations.

Greene County's Reasons for the Merger, page 28

24. If the anticipated savings from synergies have been quantified, disclose. Also, please clarify how the addition of Civitas' workforce would help to alleviate the expenses Green County intended to incur in 2007.

25. Revise to clarify that the Board considered Scott and Stringfellow's opinion that the merger was fair, rather than assert fairness as a conclusion.

Civitas' Reasons for the Merger, page 29

26. It would appear that a number of the factors considered by Civitas' board did not
support the final conclusion to recommend the merger to the shareholders. Please
revise the bullet pointed presentation to further discuss any point that the board
considered unfavorable to the ultimate conclusion and describe why the board
was ultimately able to recommend the merger.

Opinion of Greene County's Financial Advisor, page 31
Opinion of Civitas' Financial Advisor, page 37

27. We note your disclosure on pages 31 and 37 that the advisors reviewed "other
financial information concerning the business and operations" of Greene County
and Civitas. Please note that any non-public information, including projections,
used by the advisors in formulating their data should be summarized in the filing
to the extent that such information crossed-over from Greene County to Civitas'
advisor or from Civitas to Greene County's advisor. Please confirm that you
have disclosed all projections and underlying assumptions of the company that
were supplied to the opposing advisor and used to formulate its opinion.

Discounted Cash Flow Analysis, page 40

28. Please provide a tabular display of the analysis.

Selected Peer Group Analysis, page 33
Selected Peer Group Analysis, page 41

29. Tell us whether either advisor calculated the mean financial and stock
performance results for the peer groups, and if so, disclose this information.

The Merger Agreement
Proration Procedures, page 54

30. Revise to state in plain language how the cash consideration will be allocated
among the shareholders who have elected to receive cash if the cash portion is
oversubscribed.

Corporate Governance, page 79

31. Revise your disclosure, either in this section, your Compensation Committee
discussion or in Compensation Discussion and Analysis to name the
compensation consultant. Please refer to Item 407(e) of Regulation S-K.

Compensation of Executive Officers and Directors

Nonqualified Deferred Compensation Table, page 88

32. Revise this section to include a narrative discussion to explain the two plans
which had reportable elements in 2006. Please refer to Item 402(i)(3) of
Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 90

33. Please revise this section to provide the narrative discussion of the plans which
each of the named executive officers has entered into with Greene County. Please
refer to Item 402(j) of Regulation S-K. The reader must be able to understand not
only the value of the payments, but also the events that might trigger the
obligation to make those payments.

Compensation Discussion and Analysis, page 93

34. As discussed in the first paragraph of Section II(B)(1) of Release 33-8732; the
compensation discussion and analysis is meant to be a narrative overview at the
beginning of the compensation disclosure, putting into perspective the numbers in
the tables that follow it. Accordingly, please move your compensation discussion
and analysis to the beginning of your compensation section.

35. Revise your discussion regarding the competitive positioning of your
compensation, which is designed to ensure that Greene County can effectively
compete for executive talent to discuss in greater detail the "customized peer
group of Banks" used to determine your top two executive officers and to identify
the sources used to determine the competitive marketplace for the other executive
officers. Please refer to Item 402(b)(2)(xiv). With regard to the peer groups,
please discuss how the consultant, the compensation committee and management
determined the appropriate membership of the group.

36. Revise your discussion of your competitive benchmarking of compensation to
those of peer institutions or the marketplace for financial services managerial
talent. Please discuss any target compensation levels relative to the market rates
that the committee uses when determining a particular portion of compensation.

37. Revise your discussion regarding the stock option portion of your compensation
plan. In particular, please discuss the manner in which the committee considers
grants under the plan and the vesting schedule for the plans. The reader must be
able to understand why the company pays each element of compensation and the
way it determines the amount of each element. Please refer to Item 402(b)(1).

38. To the extent that the compensation committee consults with any of the executive officers in setting the compensation for other named executives, please identify the executives who are consulted, the executive's whose compensation they have input upon and the extent to which they are involved in the process. Please refer to Item 402(b)(2)(xv).

39. We note that the named executives all received a significant amount of non-equity incentive compensation. Revise this section to discuss your non-equity compensation plans, including the targets used in determining the awards, the amount of the awards, including reference to any measurement requirements (percentage of base salary, etc). The disclosure should also discuss any discretion that the committee and senior management have in changing award amounts regardless of performance compared to the pre-set targets.

Appendix C

40. It appears that the KBW opinion was inadvertently not filed. Please file in the next amendment or advise.

Exhibit 8.1, Tax Opinion of BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

41. Revise to clarify that the representations from the officers and directors are of factual matters.

* * * * * * * * * * * * *

As appropriate, please amend your Form S-4 and proxy statements in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3419 if you have any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Gary M. Brown
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
        211 Commerce Street, Suite 100
        Nashville, TN 37201

        Mary Neil Price
        Miller & Martin PLLC
        150 Fourth Avenue North, Suite 1200
        Nashville, TN 37219